Exhibit 99.5

Versus Systems Inc. Announces Closing of $11.0 Million Public Offering

LOS ANGELES, CA – January 21, 2021 - Versus Systems Inc. (“Versus” or the “Company”) (Nasdaq: VS) (CSE:VS) (FRANKFURT:BMVA) today announced that it closed its previously-announced public offering of 1,280,000 units. Further, the underwriter has exercised in full its over-allotment option to purchase an additional 192,000 common shares, at the public offering price, less the underwriting discount. The offering was priced at USD $7.50 per unit, for gross proceeds of USD $11,040,000, before deducting underwriting discounts and commissions and other offering expenses payable by Versus. Each unit consists of one common share, one Unit A Warrant and one Unit B Warrant, each to purchase one common share at USD $7.50 per share.

The common shares and Unit A Warrants began trading on The Nasdaq Capital Market on January 15, 2021 under the ticker symbols “VS” and “VSSYW”, respectively.

A registration statement relating to these securities was declared effective by the Securities and Exchange Commission (“SEC”) on January 14, 2021. This press release shall not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Lake Street Capital Markets, LLC acted as sole book-running manager for the offering.

This offering was made only by means of a prospectus. A copy of the final prospectus relating to this offering was filed with the SEC on January 19, 2021 and may also be obtained from the offices of Lake Street Capital Markets, LLC, 920 Second Avenue South, Suite 700, Minneapolis, Minnesota 55402, by telephone at (612) 326-1305, or by email at info@lakestreet.com. These documents may also be obtained free of charge, by visiting the SEC’s website at www.sec.gov.

The Company intends to use the net proceeds of this offering to repay indebtedness in the principal amount of USD $250,000 and the balance for working capital and general corporate purposes, including marketing and sales expenses, the costs and expenses of the continuing development of Versus’ prizing and rewards platform and salaries and wages.

About Versus Systems

Versus Systems Inc. has developed a proprietary in-game prizing and promotions engine that allows publishers, developers, and creators of games, apps, and other interactive media content to offer real world prizes inside their content. Players, viewers and users can choose from among the offered prizes and then complete in-game or in-app challenges to win the prizes. The Versus platform can be integrated into mobile, console, and PC games, as well as streaming media and mobile apps.

For Versus Systems, contact:

Matthew Pierce, Chief Executive Officer

info@versussystems.com

Cody Slach, Sean McGowan

Gateway Investor Relations

949-574-3860

VS@gatewayir.com

or

press@versussystems.com